

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2013

Mr. Donald H. Wilson
President and Chief Executive Officer
Community Financial Shares, Inc.
357 Roosevelt Road
Glen Ellyn, Illinois 60137

Re: Community Financial Shares, Inc.
Annual Report on Form 10-K For the Fiscal Year Ended December 31, 2013
Filed March 29, 2013
File No. 000-51296

Dear Mr. Wilson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Special Counsel